

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 24, 2015

<u>Via E-mail</u>
Andrea Pfeifer
Chief Executive Officer
AC Immune SA
EPFL Innovation Park
Building B
1015 Lausanne
Switzerland

> **Re: AC Immune SA**
> **Draft Registration Statement on Form F-1**
> **Submitted August 28, 2015**
> **CIK No. 0001651625**

Dear Pfeifer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Prospectus Summary</u>

1. We note your references in your prospectus to statistically significant results obtained in your Phase 2 studies of crenezumab and references to certain p-values in discussing trial results. However, we also note your disclosure that your Phase 2 studies of crenezumab were not designed or powered to provide statistically significant results. As such, please remove your reference to the achievement of statistically significant results in Phase 2 trials and your discussion of p-values throughout the prospectus or advise us as how these statements are not inconsistent.

2. We note your disclosure that crenezumab did not meet co-primary endpoints in Phase 2 studies. Please revise your disclosure in the summary to identify the co-primary endpoints.

3. Please revise your disclosure to indicate whether you or Genentech, have had any discussions with the FDA concerning the design of the Phase 3 clinical study for crenezumab.

4. Please add a bullet point to this section disclosing the fact that crenezumab did not meet its co-primary endpoints in its Phase 2 studies.

Risk Factors, page 11
"If serious adverse, undesirable or unacceptable side effects are identified…," page 15

5. Please disclose whether any patients in clinical studies of crenezumab initiated to date have experienced serious adverse events related to the administration of crenezumab.

6. We note your disclosure that two serious adverse events were observed in the clinical studies of ACI-35 and your belief that such are events were considered "unlikely related to the treatment." Please identify the two serious adverse events and indicate why you believe that such events were unrelated to treatment. In this respect, we also note your disclosure that "we cannot assure you that the serious adverse events were not drug related."

"We may become exposed to costly and damaging liability claims…," page 19

7. Please state in this risk factor if, to your knowledge, the amount of liability coverage the company currently maintains is consistent with industry norms.

Market and Industry Data, page 56

8. We note your statement on page 56 that you have not independently verified certain market and industry data included in your registration statement. This statement represents an inappropriate disclaimer of your responsibility for the accuracy and completeness of information presented in the prospectus. Accordingly, please revise your disclosure to remove this statement from the prospectus.

Use of Proceeds, page 57

9. For each product candidate that you intend to develop with the proceeds from this offering, please state the anticipated stage of development that you expect to reach using the proceeds of the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates
Share-Based Compensation, page 78

10. We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Business
Overview, page 82

11. Please disclose all investigational new drug applications ("INDs") that you have submitted to the FDA as well as the indication(s) and sponsor(s) for any active INDs related to your product candidates. For clinical studies conducted outside of the United States, please indicate the countries in which specific studies occurred.

12. Please provide a brief explanation of "Fast Track designation" and its benefits. Please make corresponding changes to the Prospectus Summary.

13. Please provide a brief explanation of the term "First-in-Man study." Please make corresponding changes to the Prospectus Summary.

Our AD Programs
Crenezumab, page 93

14. At first use, please provide a brief discussion of the Mini-Mental State Examination, including an explanation of how the score is determined and what the score ranges indicate. Please make corresponding changes to the Prospectus Summary.

15. Please indicate whether any of the adverse events experienced by patients in clinical studies of crenezumab initiated to date were characterized as serious and determined by investigators to be related to the administration of crenezumab. If so, please identify the serious adverse events and the frequency with which they occurred in clinical trials.

16. The table on page 95 indicates that crenezumab is being tested in Phase 3 clinical studies. This is inconsistent with the disclosure throughout the prospectus that crenezumab has only been studied in Phase 2 clinical studies and that Genentech plans to enter Phase 3 clinical development of crenezumab in 2016. Please revise the table on page 95 to reflect that fact that Phase 3 clinical studies for crenezumab have not commenced at this time.

Phase 2 Studies
ABBY Study Design, page 95

17. Please explain what a "safety run-in cohort" is and why patients in this cohort are not included in the primary efficacy analysis.

18. Please provide a brief discussion of the ADAS-cog 12 scale, global function assessed by the Clinical Dementia Rating-Sum of Boxes and DSST. Please include in this discussion an explanation of how the score is determined and what the score ranges indicate.

19. Please revise the chart on page 96 to explain the meaning of "PI decision," either in the chart or in a footnote.

BLAZE Study Design, page 99

20. Please explain the terms "brain amyloid burden" and "brain amyloid load" for a lay investor to understand.

BLAZE Study Results, page 99

21. Please revise your disclosure to explain what "white matter" and "cerebellar" reference regions refer to and how they are distinct. Please also explain why using white matter rather than cerebellum as the key reference region in the brain is generally considered a more robust method of showing treatment effects of AD therapies.

Phase 1/2a Study, page 102

22. Please disclose the requirements for a clinical trial to be considered Phase 1/2a and explain why your clinical trial meets those requirements.

License Agreements and Collaborations, page 108

23. Please disclose when your license and collaboration agreements expire absent early termination.

24. We note your disclosure with respect to your 2012 agreements with Genentech that you may be entitled to payments "in excess of $300 million." Please revise your disclosure to indicate the maximum aggregate potential payments you may receive under the agreement.

Principal Shareholders, page 140

25. Please indicate whether your major shareholders have different voting rights, or an appropriate negative statement, as required by Item 4.a. of Form F-1 and Item 7.A.1.(c) of Form 20-F.

Notes to the Financial Statements
11. Revenues, page F-28

26. Please explain why you recognized the entire upfront payment from Janssen of CHF 25.9 million in 2014. Please address why your obligation to provide significant research support is not considered a performance commitment under this agreement.

General

27. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

28. Please confirm that the images included in your draft registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Suzanne Hayes
Assistant Director

cc: Via E-mail
        Richard D. Truesdell, Jr.
        Davis Polk & Wardwell LLP
        450 Lexington Avenue
        New York, NY 10017